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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 3)
                             -----------------------

                            CNL Income Fund VII Ltd.
                            CNL Income Fund VIII Ltd.
                             CNL Income Fund IX Ltd.
                             CNL Income Fund X Ltd.
                      (Name of Subject Companies (Issuers))

                      MADISON LIQUIDITY INVESTORS 112, LLC
                         MADISON CAPITAL MANAGEMENT, LLC
                                 BRYAN E. GORDON
                               RONALD M. DICKERMAN
                       (Name of Filing Persons (Offerors))

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                       CNL Income Fund VII Ltd. 125928853
                       CNL Income Fund VIII Ltd. 125928408
                        CNL Income Fund IX Ltd. 125928846
                        CNL Income Fund X Ltd. 125928606

                      (CUSIP Number of Class of Securities)

                               Ronald M. Dickerman
                         Madison Capital Management, LLC
                           410 Park Avenue, Suite 540
                            New York, New York 10022
                                 (212) 687-0518

                                    Copy to:
                              David E. Martin, Esq.
                           100 Park Avenue, 22nd Floor
                            New York, New York 10017
                                 (212) 953-3822

x            (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                           Calculation of Filing Fees
                           --------------------------


         Subject Company        Transaction Valuation*      Amount of Filing Fee
         ---------------        ----------------------      --------------------

CNL Income Fund VII Ltd.               $1,012,500                  $202.50
CNL Income Fund VIII Ltd.              $1,312,500                  $262.50
CNL Income Fund IX Ltd.                $1,338,750                  $267.75
CNL Income Fund X Ltd.                 $1,500,000                  $300.00
                                        ---------                   ------


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Totals                                 $5,163,750                  $1032.75

____________________
*For purposes of calculating the filing fee only. This amount assumes the purchase of the number of Units of the respective subject companies at the respective cash prices per Unit set forth below.

         Subject Company              Offer Price        Number of Units Sought
         ---------------              -----------        ----------------------
CNL Income Fund VII Ltd.                 $0.45                   2,250,000
CNL Income Fund VIII Ltd.                $0.50                   2,625,000
CNL Income Fund IX Ltd.                  $5.10                   262,500
CNL Income Fund X Ltd.                   $5.00                   300,000

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1032.75         Filing Party:  Madison Liquidity Investors 112, LLC
Form or Registration Number:  5-61939     Date Filed:  August 31, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[  ]  issuer tender offer subject to Rule 13e-4.

[  ]  going private transaction subject to Rule 13e-3.

[  ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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Item 1.  Summary Term Sheet.

     (a) The information set forth under the caption "Summary Term Sheet" in the Offer to Purchase and in the Supplements thereto is incorporated herein by reference.

Item 2.  Subject Company Information.

     (a) The names of the subject companies are CNL Income Fund VII Ltd., CNL Income Fund VIII Ltd., CNL Income Fund IX Ltd. and CNL Income Fund X Ltd., each a Florida limited partnership (each, a "Partnership"). The address of the Partnerships' principal executive offices is 405 South Orange Avenue, Orlando, Florida 32801, and its telephone number at that address is (407) 540-2000.

     (b) The Partnerships had the respective numbers of Units of Limited Partnership Interest outstanding as of June 30, 2001, according to their respective Quarterly Reports on Form 10-K for the fiscal quarters ended June 30, 2001.

     (c) The information set forth under the captions "Introduction - Establishment of the Offer Prices" and Section 8 - "Effects of the Offers" in the Offer to Purchase and in the Supplements thereto is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

     (a)-(c) The information set forth in "Introduction," Section 11 - "Certain Information Concerning the Purchaser" and in Schedule I of the Offer to Purchase and in the Supplements thereto is incorporated herein by reference. During the last five years, neither the Purchaser any of the other Bidders nor, to the best of the knowledge of the Purchaser, any person named on Schedule I to the Offer to Purchase nor any affiliate of the Purchaser (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

Item 4.  Terms of the Transaction.

     (a) This Schedule TO relates to the offers by Madison Liquidity Investors 112, LLC, a Delaware limited liability company (the "Purchaser"), and Madison Capital Management, LLC, Bryan E. Gordon and Ronald M. Dickerman, as co-bidders to purchase the number of units of limited partnership interest ("Units") in each Partnership for a cash price (each, an "Offer Price") equal to the per Unit amount set forth below, reduced by any cash distributions made or declared on or after August 31, 2001 (the "Offer Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2001 (the "Offer to Purchase") and in the related Agreement of Assignment and Transfer copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, as each may be supplemented or amended from time to time.

                                                            Number of
    Partnership                  Offer Price                Units Sought
    CNL VII                      $0.45                      2,250,000
    CNL VIII                     $0.50                      2,625,000
    CNL IX                       $5.10                        262,500
    CNL X                        $5.00                        300,000

     The information set forth under the captions Section 1 - "Terms of the Offers" through Section 7 - "Certain Federal Income Tax Consequences" in the Offer to Purchase and in the Supplements thereto is incorporated herein by reference.

     Subsequent to the Expiration Date and prior to payment for the Units, the Purchaser will not be obligated to purchase any Units if a legal or governmental action would prohibit the same.

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Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         (a), (b) Not applicable.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a), (c)(1)-(7) The information set forth under the caption Section 9 - "Purpose of the Offers; Future Plans" in the Offer to Purchase and in the Supplements thereto is incorporated herein by reference. Except as set forth therein, neither the Purchaser any of the other Bidders nor, to the best of the knowledge of the Purchaser, any person named on Schedule I to the Offer to Purchase nor any affiliate of the Purchaser has or has had any plans, proposals or negotiations that relate to or would result in any of the transactions or matters described in clauses (c)(1) through (7) of Item 1006 of Regulation M-A.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth under the caption Section 12 - "Source of Funds" in the Offer to Purchase and in the Supplements thereto is incorporated herein by reference. The Purchaser's and the other Bidders' capital commitment for the Offers, if the total amount of Units sought in each Offer is purchased, is $5,163,750.

         (b), (d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         (a)-(b) The information set forth in Section 11 - "Certain Information Concerning the Purchaser" in the Offer to Purchase and in the Supplements thereto is incorporated herein by reference.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

         None.

Item 10. Financial Statements.

         The information set forth in Section 11 - "Certain Information Concerning the Purchaser" in the Offer to Purchase and in the Supplements thereto is incorporated herein by reference.

Item 11. Additional Information.

         (a) The information set forth in Section 14 - "Certain Legal Matters" in the Offer to Purchase and in the Supplements thereto is incorporated herein by reference.

         (b) On October 15, 2001, Madison entered into an agreement with Sutter Capital Management, LLC ("Sutter") pursuant to which (a) Sutter agreed that for a one-year period neither it nor its affiliates would (i) acquire any Units in two publicly-held partnerships controlled by Marriott Corporation (the "Marriott Partnerships"), (ii) solicit proxies, become a participant in a proxy solicitation or participate in concert with any group with respect to any such Units or (iii) deposit any such Units in any voting trust or subject any such Units to a voting agreement or other arrangement with similar effect; and (b) Madison agreed that for a 90-day period neither it nor its affiliates would take any such action with respect to securities of an affiliated group of entities (other than the Marriott Partnerships) to be designated within 24 hours by Sutter. Sutter also agreed to provide Madison with a list of the names and addresses of the limited partners of one of the Marriott Partnerships as of a recent date, and to tender to Madison any Marriott Partnership securities it acquires prior to termination of Madison's pending offers therefor, waiving any withdrawal rights. The parties agreed to provide each other with notice of any acquisition of securities subject to the above strictures.

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         Sutter has designated CNL Income Fund, Ltd. and its affiliates (which include the Partnerships) pursuant to this agreement. On October 30, 2001, Sutter and certain affiliates commenced an offer to purchase units in the Partnerships and certain affiliated partnerships. The offer prices in the Sutter offer for Units of the Partnerships are greater than those of the Purchaser's Offers, although the maximum numbers of Units sought are each less than the corresponding numbers of the Purchaser's Offers. As a result of this agreement, the Purchaser will be prohibited from making any subsequent tender offers or other acquisitions (except for specified limited ones resulting from actions of the issuer) of Units of the Partnerships through January 14, 2002. In the absence of any other developments in the market for Units of the Partnerships, the effect of this agreement may be a decrease in the market value of such Units as a result of a diminution of demand for them.

         The Purchaser has extended the Offers by press release on the date hereof to a new Expiration Date of November 9, 2001. As of the date hereof, the following number of Units have been tendered pursuant to the Offers:

                  Partnership                     Number of Units Tendered
                  CNL VII                                  68,675
                  CNL VIII                                 22,795
                  CNL IX                                   3,323
                  CNL X                                    175

         Each Partnership filed, on October 18, 2001, an amendment to its
Schedule 14D-9 Solicitation/Recommendation Statement in response to the Offers, recommending that Unitholders reject them. Unitholders should review such Statements for the views of the general partners of each Partnership.

Item 12. Exhibits.

         (a)(8)     Press release, dated November 2, 2001.
         (a)(9) Agreement, dated as of October 15, 2001, between Madison and Sutter Capital Management, LLC.


Item 13. Information Required by Schedule 13E-3.

         Not applicable.


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 2001

                                 MADISON LIQUIDITY INVESTORS 112, LLC

                                 By:  Madison Investment Partners 11, LLC,
                                      Managing Member

                                      By:  s/ Ronald M. Dickerman
                                           ----------------------
                                              Ronald M. Dickerman,
                                               Managing Director

                                 MADISON CAPITAL MANAGEMENT, LLC


                                      By:  s/ Ronald M. Dickerman
                                           ----------------------

                                            Ronald M. Dickerman,
                                             Managing Director

                                            s/ Bryan E. Gordon
                                            ----------------------
                                            BRYAN E. GORDON

                                            s/ Ronald M. Dickerman
                                            ----------------------
                                            RONALD M. DICKERMAN

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                                  EXHIBIT INDEX

Exhibit                    Description                                  Page

(a)(8)            Press release, dated November 2, 2001.

(a)(9) Agreement, dated as of October 15, 2001, between Madison and Sutter Capital Management, LLC.